Exhibit 3.1

FOURTH amended and restated

CERTIFICATE OF INCORPORATION

OF

TCR2 Therapeutics Inc.

1.	Name. The name of the corporation shall be TCR[2] Therapeutics Inc. (the "Corporation").

2.	Registered Office. The address of its registered office in the State of Delaware is: The Corporation Trust Company, 1209 Orange Street, Corporation Trust Center, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3.	Purpose. The nature of the business or purposes to be conducted or promoted by the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("DGCL").

4.	Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock and the par value of each of such shares is $0.0001.

5.	The Corporation is to have perpetual existence.

6.	Board Power Regarding By-laws. The board of directors of the Corporation (the “Board of Directors”) shall have the power to adopt, amend or repeal the by-laws of the Corporation.

7.	Election of Directors. Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

8.	Meetings of Stockholders. Meetings of stockholders may be held within or without of the State of Delaware, as the by-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the by-laws of the Corporation.

9.	Corporate Power. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

10.	Liability. The Corporation shall indemnify, in accordance with and to the full extent now or hereafter permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Corporation), by reason of his acting as a director of the Corporation, against any liability or expense actually or reasonably incurred by such person in respect thereof; PROVIDED, HOWEVER, that the Corporation shall not be obligated to indemnify any such person: (i) with respect to proceedings, claims or actions initiated or brought voluntarily without the authorization or consent of the Corporation by such person and not by way of defense; (ii) for any amounts paid in settlement of an action effected without the prior written consent of the Corporation to such settlement; (iii) for any breach of such person’s duty of loyalty to the Corporation or its stockholders; (iv) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (v) under Section 174 of the DGCL; or (vi) for any transaction from which such person derived an improper personal benefit. Such indemnification is not exclusive of any other right of indemnification provided by law, agreement or otherwise.

11.	Section 203 of the DGCL shall not apply to the Corporation.